UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Eiger BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28249U 10 5

(CUSIP Number)

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249U 10 5	13D

1.	Name of Reporting Persons InterWest Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 935,428 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 935,428 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,428 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by InterWest Partners X, L.P. (“InterWest X”), InterWest Management Partners X, LLC (“IMP X,” together with InterWest X, the “InterWest Entities”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”) Khaled A. Nasr (“Nasr”) and Keval Desai (“Desai”). Together with the InterWest Entities, Messrs. Kliman, Oronsky, Nasr and Desai are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 28249U 10 5	13D

1.	Name of Reporting Persons InterWest Management Partners X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 935,428 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 935,428 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,428 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 28249U 10 5	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 935,428 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 935,428 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,428 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 28249U 10 5	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 935,428 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 935,428 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,428 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 28249U 10 5	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 935,428 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 935,428 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,428 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 28249U 10 5	13D

1.	Name of Reporting Persons Keval Desai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 935,428 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 935,428 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,428 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

Explanatory Note

This Amendment No. 3 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends and restates the Schedule 13D filed with the Commission on April 1, 2016, as amended by Amendment No. 1 filed on October 24, 2018 and Amendment No. 2 filed January 29, 2019 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report sales of shares of Common Stock of the Issuer between 1/28/2019 and 2/5/2019. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased.

Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Schedule 1 of the Original Schedule 13D is hereby amended and restated in its entirety by Schedule 1 hereto.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On January 28, 2019, the Reporting Persons sold an aggregate of 13,228 shares of Common Stock in an open market transaction at an average price of $13.845881 per share.

On January 29, 2019, the Reporting Persons sold an aggregate of 27,217 shares of Common Stock in an open market transaction at an average price of $13.971622 per share.

On January 30, 2019, the Reporting Persons sold an aggregate of 22,357 shares of Common Stock in an open market transaction at an average price of $13.782465 per share.

On January 31, 2019, the Reporting Persons sold an aggregate of 40,115 shares of Common Stock in an open market transaction at an average price of $13.907013 per share.

On February 1, 2019, the Reporting Persons sold an aggregate of 48,141 shares of Common Stock in an open market transaction at an average price of $14.032801 per share.

On February 4, 2019, the Reporting Persons sold an aggregate of 27,185 shares of Common Stock in an open market transaction at an average price of $14.096368 per share.

On February 5, 2019, the Reporting Persons sold an aggregate of 39,390 shares of Common Stock in an open market transaction at an average price of $14.388425 per share.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

5(a) and (b). The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest X	935,428	935,428	0	935,428	0	935,428	4.9%
IMP X (2)	0	935,428	0	935,428	0	935,428	4.9%
Kliman (2)	0	0	935,428	0	935,428	935,428	4.9%
Nasr (2)	0	0	935,428	0	935,428	935,428	4.9%
Oronsky (2)	0	0	935,428	0	935,428	935,428	4.9%
Desai (2)	0	0	935,428	0	935,428	935,428	4.9%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X and has sole power to direct the voting and disposition of shares held by InterWest X. Messrs. Kliman and Oronsky are Managing Directors of IMP X, and Messrs. Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Messrs. Kliman, Oronsky Nasr and Desai own no securities of the Issuer directly as of the date of this filing.

(3)

This percentage set forth on the cover sheets is calculated based on 19,095,526 shares (as of November 5, 2018) of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Form 10-Q for quarterly period ended September 30, 2018 as filed with the Securities and Exchange Commission on November 9, 2018.

5(c). Transactions within the last 60 days:

On January 22, 2019, the Reporting Persons sold an aggregate of 6,405 shares of Common Stock in an open market transaction at an average price of $13.698322 per share.

On January 23, 2019, the Reporting Persons sold an aggregate of 1,000 shares of Common Stock in an open market transaction at an average price of $13.644000 per share.

On January 24, 2019, the Reporting Persons sold an aggregate of 11,759 shares of Common Stock in an open market transaction at an average price of $13.604342 per share.

On January 25, 2019, the Reporting Persons sold an aggregate of 69,643 shares of Common Stock in an open market transaction at an average price of $14.106438 per share.

On January 28, 2019, the Reporting Persons sold an aggregate of 13,228 shares of Common Stock in an open market transaction at an average price of $13.845881 per share.

On January 29, 2019, the Reporting Persons sold an aggregate of 27,217 shares of Common Stock in an open market transaction at an average price of $13.971622 per share.

On January 30, 2019, the Reporting Persons sold an aggregate of 22,357 shares of Common Stock in an open market transaction at an average price of $13.782465 per share.

On January 31, 2019, the Reporting Persons sold an aggregate of 40,115 shares of Common Stock in an open market transaction at an average price of $13.907013 per share.

On February 1, 2019, the Reporting Persons sold an aggregate of 48,141 shares of Common Stock in an open market transaction at an average price of $14.032801 per share.

On February 4, 2019, the Reporting Persons sold an aggregate of 27,185 shares of Common Stock in an open market transaction at an average price of $14.096368 per share.

On February 5, 2019, the Reporting Persons sold an aggregate of 39,390 shares of Common Stock in an open market transaction at an average price of $14.388425 per share.

5(e).

As of February 5, 2019, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 6, 2019

INTERWEST PARTNERS X, L.P.

By:	InterWest Management Partners X, LLC
Its:	General Partner

By:	/s/ Arnold L. Oronsky
ARNOLD L. ORONSKY
Managing Director

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ Arnold L. Oronsky
ARNOLD L. ORONSKY
Managing Director

/s/ Gilbert H. Kliman
Gilbert H. Kliman

/s/ Arnold L. Oronsky
Arnold L. Oronsky

/s/ Khaled A. Nasr
Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Keval Desai

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Venture Members:

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Keval Desai

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D